Filed pursuant to Rule 424(b)(3)
File No. 333-255236

EATON VANCE TAX-ADVANTAGED GLOBAL DIVIDEND OPPORTUNITIES FUND
Supplement to Prospectus dated February 28, 2022 and Prospectus Supplement dated February 28, 2022

The following replaces any references, contained either in the Prospectus or the Prospectus Supplement, with respect to the Fund’s: (i) last reported sale price; (ii) net asset value (“NAV”) per Common Share; (iii) percentage premium to NAV per Common Share; (iv) number of Common Shares outstanding; and (v) net assets.

On September 23, 2022, the last reported sale price, NAV per Common Share and percentage premium to NAV per Common Share, were $20.68, $21.11 and (2.04)%, respectively. As of September 23, 2022, we had 16,381,974 Common Shares outstanding and net assets of approximately $345,879,910.

The following replaces the last sentence in the first paragraph under “Use of Proceeds” in the Prospectus Supplement:

Assuming the sale of all of the Common Shares offered under this Prospectus Supplement and the accompanying Prospectus, at the last reported sale price of $20.68 per share for our Common Shares on the NYSE as of September 23, 2022, we estimate that the net proceeds of this offering will be approximately $62,334,035 after deducting the estimated sales load and the estimated offering expenses payable by the Fund.

September 26, 2022